EXHIBIT 1
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For Immediate Release                           14 April 2005


                              WPP GROUP PLC ("WPP")

                      Millward Brown acquires MRI in Korea


WPP announces that its wholly-owned operating company Millward Brown, the leading global advertising, media, marketing communications and brand equity research network, has conditionally agreed to acquire the issued share capital of Media Research, Inc. ("MRI"), a leading independent market research agency in Korea.

Founded in 1990 and headquartered in Seoul, with offices in Daejeon, Daegu, Gwangju and Busan, MRI has 74 full time employees. MRI's clients include CJ Corporation, Coca-Cola, Korea Broadcasting System, Korea Productivity Centre, KRIVE&T, Pizza Hut and Motorola.

MRI's unaudited revenues for the year ended 31 December 2004 were KRW 10.24 billion (US$ 10.2 million) with net assets of KRW 672 million (US$0.7 million) as at that date.

This investment continues WPP's strategy of developing its networks in important geographic markets and sectors.



For further information, please contact:

Feona McEwan, WPP        44-20 7408 2204
www.wpp.com